

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2020

Brent Bellm
President and Chief Executive Officer
BigCommerce Holdings, Inc.
11305 Four Points Drive
Building II, Third Floor
Austin, TX 78726

> **Re: BigCommerce Holdings, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted June 29, 2020**
> **CIK No. 0001626450**

Dear Mr. Bellm:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 67

1. Please revise to quantify the changes and trends in revenue associated with the COVID-19 pandemic. In this regard, disclose the amount that partner and services revenue increased due to higher ecommerce activity in connection with the COVID-19 pandemic separately from the increase attributable to improved monetization of partner service revenue. In addition, provide an indication of how much Enterprise plan sales decreased in March, as well as the amount of the improvement in April and May. Also quantify the significant increases in Essentials plan sales in March, April, and May.

Key business metrics, page 71

2. Please update to provide your net revenue retention rate as of March 31, 2020.

Critical accounting policies and estimates
Grants of share-based awards, page 90

3. Please revise to reconcile the number of shares of common stock subject to options and restricted stock units granted since January 1, 2019 to the disclosures in your financial statements. Also, ensure that your subsequent events disclosure addresses the restricted stock units granted after the balance sheet date, including disclosure of an estimate of the financial effect, in accordance with ASC 855-10-50-2.

Notes to Consolidated Financial Statements, page F-8

4. Please revise to explain the adjustments to be assumed in your pro forma balance sheet as of March 31, 2020.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Samer M. Zabaneh